Bill Huo Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: bhuo@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

March 3, 2023	VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Brian McAllister,

Mr. Raj Rajan

Re:	MingZhu Logistics Holdings Limited

Amendment No. 3 to Form 20-F for the fiscal year ended

December 31, 2021 filed February 8, 2023

Response dated February 8, 2023

File No. 001-39564

Dear Mr. McAllister and Mr. Rajan:

On behalf of our client, MingZhu Logistics Holdings Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 17, 2023 on the Company’s Amendment No. 3 to Form 20-F for the fiscal year ended December 31, 2021 submitted on February 8, 2022.

Concurrently with the submission of this letter, the Company is submitting its Amendment No. 4 to Form 20-F (the “Revised Form 20-F”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Form 20-F where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Form 20-F.

Amendment No. 3 to Form 20-F for the fiscal year ended December 31, 2021

Capital Expenditures, page 114

1.	We note your response to prior comment 4. Please revise the disclosures to appropriately identify and clearly describe the term adjusted capital expenditure as a non-GAAP financial measure and provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 100.05 of the Compliance Disclosure and Interpretations on Non-GAAP Financial Measures, updated December 13, 2022.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on page 114 in accordance with the Staff’s instructions.

Note 11 - Acquisition, page F-20

2.	We note your response to prior comment 5. Since your ordinary shares are trading in an active market it appears to us the quoted price on NASDAQ provides the most reliable evidence of fair value. Accordingly, please revise your valuation of the shares issued in these acquisitions as purchase consideration to be based on the quoted trading price of your ordinary shares on the dates of acquisitions, as required by ASC 820-10-35-41, or demonstrate to us how you met the exception criteria specified in paragraph ASC 820-10-35-41C to use an alternative pricing method.

Response: In response to the Staff’s comments, the Company has revised the disclosure in the Revised Form 20-F on page 91, 110, F-4, F-9 in accordance with the Staff’s instructions.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Michael Goldstein, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or mgoldstein@beckerlawyers.com.

Very truly yours,

	By:	/s/ Bill Huo
	Name:	Bill Huo

cc: Michael Goldstein